FILE NO. 70-9535


                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              AMENDMENT NO. 5
                                  TO
                                FORM U-1

                APPLICATION/DECLARATION UNDER THE PUBLIC
                    UTILITY HOLDING COMPANY ACT OF 1935

                          NORTHEAST UTILITIES
                         174 Brush Hill Avenue
                    West Springfield, MA 01090-0010

(Names of companies filing this statement and addresses of principal executive offices.)

                          NORTHEAST UTILITIES
              (Name of top registered holding company)

                       Cheryl W. Grise
            Senior Vice President, Secretary and General Counsel
                 Northeast Utilities Service Company
                       107 Selden Street
                       Berlin, CT 06037
             (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:


Jeffrey C. Miller, Esq.	 David R. McHale	   Joanne Rutkowski, Esq.
Assistant General         Vice President 	   LeBoeuf, Lamb, Greene &
  Counsel		               and Treasurer 		MacRae, L.L.P.
Northeast Utilities		Northeast Utilities    1875 Connecticut Ave., N.W
Service Company		Service Company 	   Washington, D.C.  20009
107 Selden Street		107 Selden Street
Berlin, CT 06037		Berlin, CT 06037




The Application/Declaration in this File, as heretofore amended, is amended as follows:

Item 1 is amended to insert the following sentence at the end of the first paragraph in Section A; after the second sentence of the first paragraph in Section A(1); and Item 3 is amended to insert such sentence after the second sentence of the last paragraph in Section B(i):

	"However, as a subsidiary of a registered holding company, YES, together with its affiliates, will be subject to full regulation under the Act."


                                              SIGNATURES

	Pursuant to the requirement of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date: January  12, 2000

					NORTHEAST UTILITIES


 					By /s/ David R. McHale
					     Name:  David R. McHale
					     Title:    Vice President and Treasurer